

Mail Stop 4561

June 9, 2017

Inderjit Aujala
Chief Executive Officer
Notes, Inc.
112 North Curry Street
Carson City, NV 89703

> **Re:** **Notes, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed May 25, 2017**
> **File No. 333-217428**

Dear Mr. Aujala:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 18, 2017 letter.

Cover Page

1.   We have reviewed the disclosure added in response to prior comment 1. Please revise the statement that Mr. Aujala will have considerable influence over matters submitted to stockholders for approval to state that he will have control over all matters submitted to your stockholders for approval.

Risk Factors

Risk Factors Related to Our Business, page 9

2.   Please add a separately-captioned risk factor disclosing the minimum number of months that you will be able to conduct your planned operations using currently-available capital

resources. In addition, disclose the minimum additional dollar amount you will require to fund your business activities for the next 12 months.

Dilution, page 18

3.   The calculations provided in response to prior comment 5 to support the "percentage ownership after the offering" assume that 3.5 million shares will be outstanding after the offering, which does not appropriately reflect the number of shares outstanding if only 75%, 50% or 25% are sold in the offering. Similarly, the denominator used in your calculation of the "percentage of capital contributions" assumes 100% of the shares are sold as opposed to assuming the proceeds received under each scenario (i.e., $10,000, $20,000, $30,000). Please revise.

You may contact Megan Akst, Senior Staff Accountant, at (202) 551-3407 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447 or Gabriel Eckstein, Attorney-Advisor, at (202) 551- 3286 with any other questions. If you require further assistance, please contact me at (202) 551-3730.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director
Office of Information Technologies
and Services

cc: John E. Lux, Esq.